SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                    Suspension of Duty to File Reports under
              Sections 13 and 15(d) of the Securities Exchange Act
                                     of 1934
                         Commission File Number: 1-2940


                                  HSBC USA Inc.
             (Exact name of registrant as specified in its charter)

                                 One HSBC Center
                               Buffalo, N.Y. 14203
                                 (716) 841-2424
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                     7% Subordinated Notes due 2006*
            (Title of each class of securities covered by this Form)

                                      None
                 (Titles of all other classes of securities for
               which a duty to file reports under Section 13(a) or
                                 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(ii) [ ]
        Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(2)(i)  [ ]
        Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(ii) [ ]
        Rule 12g-4(a)(2)(ii) [ ]            Rule 15d-6           [ ]
        Rule 12h-3(b)(1)(i)  [X]

     Approximate number of holders of record as of the certification or notice date:
                                      None

     Pursuant to the requirements of the Securities Exchange Act of 1934, HSBC USA Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

       Date:  January 7, 2000               By: /s/ Gerald A. Ronning
                                                --------------------------
                                                Gerald A. Ronning, Executive
                                                Vice President and Controller

* Effective as of December 31, 1999, HSBC USA Inc. ("Old HSBC USA") merged with and into Republic New York Corporation ("RNYC") with RNYC as the successor corporation in such merger, and in connection therewith, the obligations of Old HSBC USA with respect to these securities became obligations of RNYC. RNYC changed its name to HSBC USA Inc. effective as of January 3, 2000.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.